SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

20 December 2011

PRUDENTIAL PLC ANNOUNCES BOARD CHANGES

HARVEY MCGRATH TO RETIRE AS CHAIRMAN NEXT YEAR

KAI NARGOLWALA AND ALISTAIR JOHNSTON TO JOIN THE BOARD OF PRUDENTIAL PLC AS NON-EXECUTIVE DIRECTORS

KATHLEEN O’DONOVAN TO RETIRE FROM THE BOARD

Prudential plc (“Prudential”) announces that Harvey McGrath has informed the Board of his intention to retire from the Board in 2012 once a successor has been found. He was appointed as an independent non-executive director in September 2008 and became Chairman of the Board and of the Nomination Committee in January 2009.

Prudential also announces the appointment of Kaikhushru (Kai) Shiavax Nargolwala and Alistair Dewar Kerr Johnston CMG as independent non-executive directors with effect from 1 January 2012. Also from this date, Mr Nargolwala will be joining the Risk and Remuneration Committees and Mr Johnston will join the Audit Committee as a replacement for Kathleen O’Donovan who will retire from the Board on 31 March 2012. She is retiring after serving almost nine years as a non-executive director. She chaired the Audit Committee from May 2006 to September 2009 and joined the Nomination Committee in November 2010.

New non-executive directors

Mr Nargolwala, 61, is the non-executive Chairman of Credit Suisse Asia Pacific, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region. He is scheduled to step down from this advisory role by the end of December 2011. From 1998 to 2007, Mr Nargolwala worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. His responsibilities included developing strategy and business performance across Asia, as well as strategic merger and acquisition activity. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. He is currently a non-executive director and lead independent director of Singapore Telecommunications Limited and a member of the Board of the Casino Regulatory Authority of Singapore. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and Visa International where he served on the Asia Pacific Board. He is a Fellow of the Institute of Chartered Accountants in England and Wales and graduated from the University of Delhi.

Mr Johnston, 59, was a partner of KPMG from 1986 to 2010 and was a Global Vice Chairman from 2007 to 2010. He joined the firm in 1973 and held a number of senior leadership positions. These included UK Vice Chairman, International Managing Partner – Global Markets, Vice Chairman of UK Financial Services and Head of UK Insurance Practice. From 2005 to 2010, as a non-executive director, he chaired the Foreign & Commonwealth Office’s audit committee. He is also an Association Member of BUPA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and graduated from the London School of Economics. Mr Johnston’s full legal name is Alexander Dewar Kerr Johnston but he is known as Alistair Dewar Kerr Johnston.

Commenting on the Board changes and on his intended retirement, Harvey McGrath, Chairman of Prudential, said:

“I would like to thank Kathleen for her many years of service. She has made a valuable contribution in her time on the Prudential Board, particularly as a member and former Chairman of the Audit Committee. We wish her well in the future.

“I am delighted to welcome Kai and Alistair to Prudential. Both have a wealth of experience which will further enhance our Board. Kai has considerable expertise of operating in financial services markets across Asia. His experience with Standard Chartered in Asia in particular and his knowledge of the region will be very valuable, as we work in many of the same markets. Alistair brings extensive global markets, international management and accounting experience from his many years at KPMG, areas which are obviously very important to us.

“As far as my own decision is concerned, I felt it was important to give the Board good notice of my intentions so that the process of appointing a successor can get underway. Prudential is performing very well, there is a strong and reinvigorated Board in place and we are fortunate to have a Chief Executive of Tidjane Thiam’s calibre driving the business.

“It has been a great honour to chair the Board of Prudential, but it has been essentially a full-time job and I feel the time is coming when my other commitments deserve more of my time and energy. My intention is to devote more time to my other interests, particularly my roles in the public, educational and philanthropic sectors. This has been a wish for some time but has just not been possible.

“Prudential has a long and distinguished history and, thanks to the work of the last few years, is well positioned to outperform going forward. I will be handing over the Chair of a business that is as well placed as at any time in its long history.”

Enquiries:

Media		Investors/Analysts
Robin Tozer	+44 (0)20 7548 2776	David Collins	+44 (0)20 7548 2871

Further information:

1.	Non-executive directors

Shareholding

Mr Nargolwala has a beneficial interest in 16,000 ordinary shares of Prudential under the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Length of service

Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period.

Remuneration

Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Mr Nargolwala’s annual fee at appointment is £135,000 consisting of a basic fee of £85,000 and an additional fee of £50,000 for his committee roles. Mr Johnston’s annual fee at appointment is £110,000 consisting of a basic fee of £85,000 and an additional fee of £25,000 for his committee role.

Save as disclosed above, there are no matters relating to the appointments of Mr Nargolwala and Mr Johnston that need to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Services Authority.

Save as disclosed above there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and Mr Nargolwala and Mr Johnston have confirmed that there are no other matters relating to their appointments that need to be brought to the attention of shareholders of Prudential.

2. Notes to Editors

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £349.5 billion in assets under management (as at 30 June 2011). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s “Solvency II” requirements on Prudential’s capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the heading “Risk factors” in Prudential’s most recent Annual Report and in Item 3 “Risk Factors” of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the heading “Risk factors” in any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this statement are made only as of the date hereof. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat